UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. __)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THRESHOLD PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885807107

(CUSIP Number)

AUGUST 29, 2008

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107	Page 2 of 16 Pages

(1) Names of Reporting Persons. Alta BioPharma Partners III, L.P.
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	1,604,234 (a)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	1,604,234 (a)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,604,234 (a)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 10.2% (b)
(12) Type Of Reporting Person PN

(a)   Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 1,200,154 shares of common stock (“Common Stock”)  and warrants to purchase 404,080 shares of Common Stock of Threshold Pharmaceuticals, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Jean Deleage (“Deleage”), Alix Marduel (“Marduel”), Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”) and Edward Penhoet (“Penhoet”), directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about ABPIII is set forth in Attachment A hereto.

(b)  The percentage set forth in row (11) is based on an aggregate of 15,655,258 shares of Common Stock outstanding (including  6,243,495 shares of Common Stock outstanding as of August 20, 2008 following the consummation of a one-for-six reverse stock split, as disclosed in the Issuer’s Current Report on Form 8-K filed on August 20, 2008, 8,970,588 shares of Common Stock issued in a private placement that closed on August 29, 2008 (the “Private Placement”), as disclosed in the Issuer’s Current Report on Form 8-K filed on September 2, 2008, and warrants to purchase 441,175 Common Stock issued to ABPIII, Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) and Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) in connection with the Private Placement.

CUSIP No. 885807107	Page 3 of 16 Pages

(1) Names of Reporting Persons. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Germany

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	107,738 (c)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	107,738 (c)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 107,738 (c)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 0.7% (b)
(12) Type Of Reporting Person PN

(c)   ABPIIIKG has sole voting and dispositive control over 80,601 shares of Common Stock and warrants to purchase 27,137 shares of Common Stock, except that ABMIII, the managing limited partner of ABPIIIKG, and Deleage, Champsi, Penhoet, Hurwitz and Marduel, directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 885807107	Page 4 of 16 Pages

(1) Names of Reporting Persons. Alta BioPharma Management III, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	1,711,972 (d)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	1,711,972 (d)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,711,972 (d)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 10.9% (b)
(12) Type Of Reporting Person OO

(d)   ABMIII shares voting and dispositive power over the 1,200,154 shares of Common Stock and warrants to purchase 404,080 shares of Common Stock beneficially owned by ABPIII and the 80,601 shares of Common Stock and warrants to purchase 27,137 shares of Common Stock beneficially owned by ABPIIIKG.

CUSIP No. 885807107	Page 5 of 16 Pages

(1) Names of Reporting Persons. Alta Embarcadero BioPharma Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization California

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	39,534 (e)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	39,534 (e)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 39,534 (e)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 0.3% (b)
(12) Type Of Reporting Person OO

(e)   AEBPIII has sole voting and dispositive control over 29,576 shares of Common Stock and warrants to purchase 9,958 shares of Common Stock, except that Deleage, Champsi, Penhoet, Hurwitz and Marduel, managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 885807107	Page 6 of 16 Pages

(1) Names of Reporting Persons. Jean Deleage
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	1,751,506 (f)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	1,751,506 (f)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,751,506 (f)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 11.2% (b)
(12) Type Of Reporting Person IN

(f) Deleage shares voting and dispositive control over the 1,200,154 shares of Common Stock and warrants to purchase 404,080 shares of Common Stock beneficially owned by ABPIII, the 80,601 shares of Common Stock and warrant to purchase 27,137 shares of Common Stock beneficially owned by ABPIIIKG, and the 29,576 shares of Common Stock and warrant to purchase 9,958 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 885807107	Page 7 of 16 Pages

(1) Names of Reporting Persons. Alix Marduel
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	1,751,506 (g)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	1,751,506 (g)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,751,506 (g)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 11.2% (b)
(12) Type Of Reporting Person IN

(g) Marduel shares voting and dispositive control over the 1,200,154 shares of Common Stock and warrants to purchase 404,080 shares of Common Stock beneficially owned by ABPIII, the 80,601 shares of Common Stock and warrant to purchase 27,137 shares of Common Stock beneficially owned by ABPIIIKG, and the 29,576 shares of Common Stock and warrant to purchase 9,958 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 885807107	Page 8 of 16 Pages

(1) Names of Reporting Persons. Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	1,751,506 (h)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	1,751,506 (h)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,751,506 (h)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 11.2% (b)
(12) Type Of Reporting Person IN

(h) Champsi shares voting and dispositive control over the 1,200,154 shares of Common Stock and warrants to purchase 404,080 shares of Common Stock beneficially owned by ABPIII, the 80,601 shares of Common Stock and warrant to purchase 27,137 shares of Common Stock beneficially owned by ABPIIIKG, and the 29,576 shares of Common Stock and warrant to purchase 9,958 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 885807107	Page 9 of 16 Pages

(1) Names of Reporting Persons. Edward Penhoet
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	1,751,506 (i)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	1,751,506 (i)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,751,506 (i)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 11.2% (b)
(12) Type Of Reporting Person IN

(i) Penhoet shares voting and dispositive control over the 1,200,154 shares of Common Stock and warrants to purchase 404,080 shares of Common Stock beneficially owned by ABPIII, the 80,601 shares of Common Stock and warrant to purchase 27,137 shares of Common Stock beneficially owned by ABPIIIKG, and the 29,576 shares of Common Stock and warrant to purchase 9,958 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 885807107	Page 10 of 16 Pages

(1) Names of Reporting Persons. Edward Hurwitz
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	1,751,506 (j)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	1,751,506 (j)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,751,506 (j)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 11.2% (b)
(12) Type Of Reporting Person IN

(j) Hurwitz shares voting and dispositive control over the 1,200,154 shares of Common Stock and warrants to purchase 404,080 shares of Common Stock beneficially owned by ABPIII, the 80,601 shares of Common Stock and warrant to purchase 27,137 shares of Common Stock beneficially owned by ABPIIIKG, and the 29,576 shares of Common Stock and warrant to purchase 9,958 shares of Common Stock beneficially owned by AEBPIII.

CUSIP No. 885807107	Page 11 of 16 Pages

Item 1.

(a)

Name of Issuer: Threshold Pharmaceuticals, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

1300 Seaport Boulevard

Redwood City, CA 94063

Item 2.

(a)

Name of Person Filing:

Alta BioPharma Partners III, L.P. (“ABPIII”)

Alta BioPharma Management III, LLC (“ABMIII”)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”)

Jean Deleage (“JD”)

Alix Marduel (“AM”)

Farah Champsi (“FC”)

Edward Penhoet (“EP”)

Edward Hurwitz (“EH”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:	ABPIII	Delaware
	ABMIII	Delaware
	ABPIIIKG	Germany
	AEBPIII	California

Individuals:	JD	United States
	AM	United States
	FC	United States
	EP	United States
	EH	United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  885807107

CUSIP No. 885807107	Page 12 of 16 Pages

Item 3.

Not applicable.

Item 4

Ownership.

Please see Attachment A

		ABPIII	ABMIII	ABPIIIKG	AEBPIII
(a)	Beneficial Ownership	1,604,234	1,711,972	107,738	39,534
(b)	Percentage of Class	10.2%	10.9%	0.7%	0.3%
(c)	Sole Voting Power	1,604,234	-0-	107,738	39,534
	Shared Voting Power	-0-	1,711,972	-0-	-0-
	Sole Dispositive Power	1,604,234	-0-	107,738	39,534
	Shared Dispositive Power	-0-	1,711,972	-0-	-0-

		JD	AM	FC	EP	EH
(a)	Beneficial Ownership	1,751,506	1,751,506	1,751,506	1,751,506	1,751,506
(b)	Percentage of Class	11.2%	11.2%	11.2%	11.2%	11.2%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-
	Shared Voting Power	1,751,506	1,751,506	1,751,506	1,751,506	1,751,506
	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-
	Shared Dispositive Power	1,751,506	1,751,506	1,751,506	1,751,506	1,751,506

CUSIP No. 885807107	Page 13 of 16 Pages

Item 5.

Ownership of Five Percent or Less of a Class

See Item 4

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 885807107	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

September 5, 2008

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:      /s/ Jean Deleage

By:       /s/ Jean Deleage

          Jean Deleage, Director

            Jean Deleage, Director

Alta Embarcadero BioPharma Partners III, LLC

Alta BioPharma Partners III GmbH &Co.

Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:      /s/ Jean Deleage

By:          /s/ Jean Deleage

          Jean Deleage, Manager

               Jean Deleage, Director

            /s/ Jean Deleage

            /s/ Farah Champsi

Jean Deleage

Farah Champsi

            /s/ Alix Marduel

            /s/ Edward Hurwitz

Alix Marduel

Edward Hurwitz

            /s/ Edward Penhoet

Edward Penhoet

CUSIP No. 885807107	Page 15 of 16 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

September 5, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:     /s/ Jean Deleage

By:      /s/ Jean Deleage

Jean Deleage, Director

Jean Deleage, Director

Alta Embarcadero BioPharma Partners III, LLC

Alta BioPharma Partners III GmbH &Co.

Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:     /s/ Jean Deleage

By:       /s/ Jean Deleage

Jean Deleage, Manager

Jean Deleage, Director

          /s/ Jean Deleage

             /s/ Farah Champsi

Jean Deleage

Farah Champsi

            /s/ Alix Marduel

             /s/ Edward Hurwitz

Alix Marduel

Edward Hurwitz

            /s/ Edward Penhoet

Edward Penhoet

CUSIP No. 885807107	Page 16 of 16 Pages

Attachment A

Alta BioPharma Partners III, L.P. beneficially owns 1,200,154 shares of Common Stock and warrants to purchase 404,080 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG beneficially owns 80,601 shares of Common Stock and warrants to purchase 27,137 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners III, LLC beneficially owns 29,576 shares Common Stock and warrants to purchase 9,958 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management III, LLC is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Alta BioPharma Management Partners III, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Mr. Jean Deleage is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC. He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Deleage disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Dr. Alix Marduel is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Dr. Marduel disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.  Ms. Champsi disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.

Mr. Edward Hurwitz is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Hurwitz disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Penhoet disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.